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Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges

	For the year ended December 31,
	2000		2001		2002		2003		2004
Loss before allocation to minority interests	$(13,975)		$(13,949)		$(48,125)		$(43,301)		$(84,913)
Fixed charges
Interest expense	13,067		14,714		43,804		57,386		56,892
Amortization of debt issue costs	1,212		1,896		4,129		3,213		5,952
Interest factor included in rental expense(1)	143		208		148		572		126

Total fixed charges	14,422		16,818		48,081		61,171		62,970

Loss before allocation to minority interests and fixed charges	447		2,869		(44)		17,870		(21,943)
Total fixed charges	14,422		16,818		48,081		61,171		62,970
Ratio of earnings to combined fixed charges(2)	0.03	X	0.17	X	(0.00	)X	0.29	X	(0.35	)X
Deficiency in achieving a 1:1 coverage ratio	13,975		13,949		48,125		43,301		84,913

(1)
Represents one-third of rental expense for the period presented which we believe is a reasonable approximation of the interest factor included in rental expense.

(2)
Calculated as loss before allocation to minority interest plus fixed charges divided by total fixed charges.

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Ratio of Earnings to Combined Fixed Charges